FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2018

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Córdoba 111, 1054 AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

TABLE OF CONTENTS

Item

Class Action: Art. 3 inc. 9), Section II, Chapter I, Title XII of the CNV (TO STANDARDS 2013 and mod.)

Buenos Aires, October 5, 2018

Securities and Exchange Commissions

REF: Material Fact—Art. 3 inc. 9), Section II, Chapter I, Title XII of the CNV (TO STANDARDS 2013 and mod.)

Of our consideration:

We are writing to you in our capacity as head of Market Relations, in order to inform that BBVA Banco Frances S.A. has been notified of the class action “Consumer Alert Civil Association (CONSAL) c / BBVA Banco Frances SA s / compliance with civil contracts and trade. Expte. N ° 22665, “which is pending in the Court of First Instance in Civil and Commercial Matters No. 14, single secretariat, the Judicial Department of Mar del Plata.

The lawsuit seeks the illegality and invalidity of the alleged conduct that would result from disguising through a single contract of mutual, various products (credit card, overdraft agreements, personal loans) with the sole purpose of charging differentiated prices each exist when only a single product or service offered and contracted. Finally request the return of the consumers overpaid, plus interest and application of punitive damages for each particular case ordered.

Importantly, reports on this action without prejudice cannot be determined if the date is of significant economic importance, as this demand for an undetermined amount materially impossible to determine with certainty as of the date

BBVA Banco Frances SA is analyzing the content and implications of the demand, considering the date that the eventual and hypothetical case of an unfavorable resolution of this dispute, it will not have a significant impact on its heritage and activity.-

Without further we salute you.

BBVA Banco Francés SA

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: October 5, 2018	By:	/s/ Ernesto Gallardo
Name: Ernesto Gallardo
Title: Chief Financial Officer